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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                  C|NET, INC.
           --------------------------------------------------------
                               (Name of Issuer)

                        COMMON STOCK, $.0001 PAR VALUE
           --------------------------------------------------------
                        (Title of Class of Securities)

                                 125 945 10 5
           --------------------------------------------------------
                                (CUSIP Number)

                               SHELBY W. BONNIE
                                  C|NET, INC.
                                 150 CHESTNUT
                        SAN FRANCISCO, CALIFORNIA 94111
           --------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)

                               August 29, 1996
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement X. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 125 945 10 5                13D                 Page  2  of  4  Pages
          ---------                                            ---    ---


- -------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Shelby W. Bonnie
- -------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
- -------------------------------------------------------------------------------
 (3) SEC Use Only

- -------------------------------------------------------------------------------
 (4) Source of Funds*
     PF
- -------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)  / /
     Not applicable.
- -------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     California
- -------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               2,940,211
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  -0-
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  2,940,211
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  -0-
- -------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     3,172,085
- -------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*

- -------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     23.9%
- -------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
- -------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

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ITEM 1.   SECURITY AND ISSUER


          The class of securities to which this statement relates is the common stock, par value $.0001 per share (the "Common Stock") of C|NET, Inc. ("C|NET"), a Delaware corporation, whose principal business and executive offices are located at 150 Chestnut, San Francisco, California 94111.

ITEM 2.   IDENTITY AND BACKGROUND

          (a)-(c) and (f) This statement is filed on behalf of the reporting person, Shelby W. Bonnie, an individual. Mr. Bonnie resides in California, and he currently serves as Executive Vice President, Chief Operating Officer, Chief Financial Officer and Secretary of C|NET, Inc., a media company focused on providing original Internet content and television programming relating to computers, the Internet and digital technologies. C|NET, Inc.'s principal business address is 150 Chestnut, San Francisco, California 94111.

          (d)  None.

          (e)  None.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          Personal funds of Shelby W. Bonnie.

ITEM 4.   PURPOSE OF TRANSACTION

           Mr. Bonnie acquired C|NET common stock from personal funds for personal investment purposes. Mr. Bonnie has no plans or proposals which relate to or would result in the occurrence of the events described in Items 4(a)-(j).

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a) Mr. Bonnie beneficially owns 3,172,085 shares of the Common Stock, which represents approximately 23.9% of the outstanding Issuer Common Stock.

     (b) Mr. Bonnie has sole voting and dispositive power with respect to 2,940,211 shares of the Common Stock he beneficially owns.


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     (c)  Mr. Bonnie has made the following purchases of Common Stock within the past sixty days:

               August 5, 1996 -- 50,000 shares of Common Stock August 16, 1996 -- 5,000 shares of Common Stock August 20, 1996 -- 5,000 shares of Common Stock August 21, 1996 -- 20,000 shares of Common Stock August 26, 1996 -- 10,000 shares of Common Stock August 29, 1996 -- 2,500 shares of Common Stock

     (d)  None.

     (e)  Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          To the best knowledge of the undersigned, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

     Not Applicable.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of September 3, 1996


                                   By: /s/ Shelby W. Bonnie
                                      ------------------------------
                                       Shelby W. Bonnie